

Mail Stop: 3561

February 10, 2017

<u>Via E-Mail</u>
Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202-1132

> **Re:** **Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 11, 2016**
> **File No. 001-13357**

Dear Mr. Wenger:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2016

Financial Statements

3. Acquisitions

Termination of Royalty Interest at Carmen de Andacollo, page 72

1.   We note you received $345 million from CMCA related to the termination of your royalty interest at Carmen de Andacollo on July 9, 2015. You also indicated in your earnings call for the quarter ended September 30, 2016 that no gain was recorded for financial reporting purposes. Given that you disclose the net carrying value of the Andacollo royalty on the date of termination was approximately $207.5 million, please tell us why the termination did not result in gain recognition, explain how you recorded the transaction and provide the authoritative literature that supports your accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining